UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-37829

AIOS Tech Inc.

(Translation of registrant’s name into English)

Room 407, Tower 2, Harbour Centre

8 Hok Cheung Street, Hunghom, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of AIOS Tech Inc.’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (the “EGM”) of the Company was held on May 29, 2026 at 9:00 a.m., Beijing Time, at Room 407, Tower 2, Harbour Centre, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong.

At the EGM, shareholders of the Company duly adopted the following resolutions:

●	It is resolved that, subject to the necessary filing with the Registry of Corporate Affairs of the British Virgin Islands (the “Registrar”), the number of votes that holders of Class B common shares of the Company are entitled to cast on a poll in a meeting of the shareholders of the Company be increased from 5 votes for each Class B common share they hold to 100 votes for each Class B common share they hold (the “Class B Variation”).

●	It is resolved that, subject to the necessary filing with the Registrar, the adoption by the Company of the amended and restated memorandum and articles of association, in substitution for, and to the exclusion of, the Company’s memorandum and articles of association then in effect, to effect, among other things, the Class B Variation.

●	It is resolved that, the extraordinary general meeting of the Company be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the extraordinary general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIOS Tech Inc.

Date: May 29, 2026	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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